As filed with the Securities and Exchange Commission on February 26, 2021	Registration No. 333 -

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM F-6

REGISTRATION STATEMENT

UNDER

THE SECURITIES ACT OF 1933 FOR AMERICAN DEPOSITARY SHARES EVIDENCED BY

AMERICAN DEPOSITARY RECEIPTS

ABB Ltd

(Exact name of issuer of deposited securities as specified in its charter)

[N/A]

(Translation of issuer’s name into English)

Switzerland

(Jurisdiction of incorporation or organization of issuer)

CITIBANK, N.A.

(Exact name of depositary as specified in its charter)

388 Greenwich Street

New York, New York 10013

(877) 248-4237

(Address, including zip code, and telephone number, including area code, of depositary’s principal executive offices)

ABB Holdings Inc.

General Counsel

305 Gregson Drive

Cary, North Carolina 27511

(919) 856-2360

(Address, including zip code, and telephone number, including area code, of agent for service)

Copies to:

Thomas W. Christopher, Esq. Latham & Watkins LLP 885 Third Avenue New York, New York 10022 (212) 906-1242	Herman H. Raspé, Esq. Patterson Belknap Webb & Tyler LLP 1133 Avenue of the Americas New York, New York 10036 (212) 336-2301

It is proposed that this filing become effective under Rule 466:	☐	immediately upon filing.
	☐	on (Date) at (Time).

If a separate registration statement has been filed to register the deposited shares, check the following box: ☐

CALCULATION OF REGISTRATION FEE

Title of Each Class of Securities to be Registered	Amount to be Registered	Proposed Maximum Aggregate Price Per Unit*	Proposed Maximum Aggregate Offering Price**	Amount of Registration Fee
American Depositary Shares (“ADS(s)”), each ADS representing the right to receive one (1) fully paid registered share, par value CHF 0.12, of ABB Ltd (the “Company”).	200,000,000 ADSs	$5.00	$10,000,000.00	$1,091.00

*	Each unit represents 100 ADSs.
**	Estimated solely for the purpose of calculating the registration fee. Pursuant to Rule 457(k), such estimate is computed on the basis of the maximum aggregate fees or charges to be imposed in connection with the issuance of ADSs.

The Registrant hereby amends this Registration Statement on such date or dates as may be necessary to delay its effective date until the Registrant shall file a further amendment which specifically states that this Registration Statement shall thereafter become effective in accordance with Section 8(a) of the Securities Act of 1933, or until this Registration Statement shall become effective on such date as the Commission, acting pursuant to said Section 8(a), may determine.

This Registration Statement may be executed in any number of counterparts, each of which shall be deemed an original, and all of such counterparts together shall constitute one and the same instrument.

ii

PART I

INFORMATION REQUIRED IN PROSPECTUS

Cross Reference Sheet

Item 1.	DESCRIPTION OF SECURITIES TO BE REGISTERED

Item Number and Caption			Location in Form of American Depositary Receipt (“Receipt”) Filed Herewith as Prospectus

1.	Name of Depositary and address of its principal executive office		Face of Receipt - Introductory Article.

2.	Title of Receipts and identity of deposited securities		Face of Receipt - Top Center.

Terms of Deposit:

	(i)	The amount of deposited securities represented by one American Depositary Share (“ADSs”)	Face of Receipt - Upper right corner.

	(ii)	The procedure for voting, if any, the deposited securities	Reverse of Receipt - Articles (16) and (17).

	(iii)	The collection and distribution of dividends	Reverse of Receipt – Article (14).

	(iv)	The transmission of notices, reports and proxy soliciting material	Reverse of Receipt – Articles (16) and (17).

	(v)	The sale or exercise of rights	Reverse of Receipt – Articles (14) and (16).

	(vi)	The deposit or sale of securities resulting from dividends, splits or plans of reorganization	Face of Receipt – Article (3); Reverse of Receipt – Articles (14) and (18).

	(vii)	Amendment, extension or termination of the deposit agreement	Reverse of Receipt – Articles (22) and (23) (no provision for extensions).

	(viii)	Rights of holders of Receipts to inspect the transfer books of the Depositary and the list of holders of ADSs	Face of Receipt – Article (13).

	(ix)	Restrictions upon the right to deposit or withdraw the underlying securities	Face of Receipt – Articles (2), (4), and (6).

Item Number and Caption			Location in Form of American Depositary Receipt (“Receipt”) Filed Herewith as Prospectus

	(x)	Limitation upon the liability of the Depositary	Reverse of Receipt – Article (20).

3.	Fees and charges which may be imposed directly or indirectly on holders of ADSs		Face of Receipt – Article (10).

Item 2.		AVAILABLE INFORMATION	Face of Receipt - Article (14).

The Company is subject to the periodic reporting requirements of the United States Securities Exchange Act of 1934, as amended, and, accordingly, files certain reports with, and submits certain reports to, the United States Securities and Exchange Commission (the “Commission”). These reports can be retrieved from the Commission’s internet website (www.sec.gov), and can be inspected and copied at the public reference facilities maintained by the Commission at 100 F Street, N.E., Washington D.C. 20549.

PROSPECTUS

The Prospectus consists of the proposed form of American Depositary Receipt included as Exhibit A to the form of Amendment No. 1 to the Amended and Restated Deposit Agreement, filed as Exhibit (a)(i) to this Registration Statement on Form F-6.

PART II

INFORMATION NOT REQUIRED IN PROSPECTUS

Item 3.	EXHIBITS

(a)(i)	Form of Amendment No. 1 to the Amended and Restated Deposit Agreement, by and among ABB Ltd (the “Company”), Citibank, N.A., as depositary (the “Depositary”), and all Holders and Beneficial Owners of American Depositary Shares issued thereunder. — Filed herewith as Exhibit (a)(i).

(a)(ii)	Amended and Restated Deposit Agreement, dated as of May 7, 2001, by and among the Company, the Depositary, and all Holders and Beneficial Owners of American Depositary Shares evidenced by the American Depositary Receipts issued thereunder. — Previously filed with the Commission on November 19, 2007 (Reg. No. 333-147488) and incorporated herein by reference.

(b)(i)	Letter Agreement, dated as of May 28, 2004, by and between the Company and the Depositary in respect of the conversion of the US$968,000,000 4.625 per cent Convertible Unsubordinated Bonds due 2007 (the “Bonds”) by the holders of such Bonds or by the trustee of the Bonds into American Depositary Shares. — Previously filed with the Commission on November 19, 2007 (Reg. No. 333-147488) and incorporated herein by reference.

(b)(ii)	Letter Agreement, dated as of September 5, 2007, by and between the Company and the Depositary in respect of the establishment by the Depositary of a “direct registration system” (the “DR System”) for ADSs and the issuance by the Depositary of “uncertificated ADSs” as part of the DR System. — Previously filed with the Commission on November 19, 2007 (Reg. No. 333-147488) and incorporated herein by reference.

(c)	Every material contract relating to the deposited securities between the Depositary and the issuer of the deposited securities in effect at any time within the last three years. — None.

(d)	Opinion of counsel for the Depositary as to the legality of the securities to be registered. — Filed herewith as Exhibit (d).

(e)	Certificate under Rule 466. — None.

(f)	Powers of Attorney for certain officers and directors and the authorized representative of the Company. — Set forth on the signature pages hereto.

Item 4.	UNDERTAKINGS

(a)	The Depositary undertakes to make available at the principal office of the Depositary in the United States, for inspection by holders of ADSs, any reports and communications received from the issuer of the deposited securities which are both (1) received by the Depositary as the holder of the deposited securities, and (2) made generally available to the holders of the underlying securities by the issuer.

(b)	If the amount of fees charged is not disclosed in the prospectus, the Depositary undertakes to prepare a separate document stating the amount of any fee charged and describing the service for which it is charged and to deliver promptly a copy of such fee schedule without charge to anyone upon request. The Depositary undertakes to notify each registered holder of an ADS thirty (30) days before any change in the fee schedule.

SIGNATURES

Pursuant to the requirements of the Securities Act of 1933, as amended, Citibank, N.A., acting solely on behalf of the legal entity to be created by the Amended and Restated Deposit Agreement, as amended, by and among ABB Ltd, Citibank, N.A., as depositary, and all Holders and Beneficial Owners from time to time of American Depositary Shares evidenced by American Depositary Receipts issued thereunder, certifies that it has reasonable grounds to believe that all the requirements for filing on Form F-6 are met and has duly caused this Registration Statement on Form F-6 to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of New York, State of New York, on the 26th day of February 2021.

Legal entity created by the Amended and Restated Deposit Agreement, as amended, under which the American Depositary Shares registered thereunder are issued, each American Depositary Share representing the right to receive one (1) fully paid registered share of ABB Ltd.

CITIBANK, N.A., solely in its capacity as Depositary

By:	/s/ Leslie DeLuca
	Name:	Leslie DeLuca
	Title:	Attorney-in-Fact

SIGNATURES

Pursuant to the requirements of the Securities Act of 1933, as amended, ABB Ltd certifies that it has reasonable grounds to believe that all the requirements for filing on Form F-6 are met and has duly caused this Registration Statement on Form F-6 to be signed on its behalf by the undersigned thereunto duly authorized, in Zürich, Switzerland on February 26, 2021.

ABB Ltd

By:	/s/ Timo Ihamuotila
	Name:	Timo Ihamuotila
	Title:	Executive Vice President and Chief Financial Officer

By:	/s/ Richard A. Brown
	Name:	Richard A. Brown
	Title:	Group Senior Vice President and Chief Counsel Corporate & Finance

POWERS OF ATTORNEY

KNOW ALL PERSONS BY THESE PRESENTS, that each person whose signature appears below constitutes and appoints each of Peter Voser, Björn Rosengren, Timo Ihamuotila, Maria Varsellona, Tarja Sipila, and Richard A. Brown to act as his/her true and lawful attorney-in-fact and agent, with full power of substitution, for him/her and in his/her name, place and stead, in any and all such capacities, to sign any and all amendments, including post-effective amendments, and supplements to this Registration Statement, and to file the same, with all exhibits thereto and other documents in connection therewith, with the United States Securities and Exchange Commission, granting unto said attorney-in-fact and agent full power and authority to do and perform each and every act and thing requisite and necessary to be done in and about the premises, as fully to all intents and purposes as s/he might or could do in person, hereby ratifying and confirming all that said attorney-in-fact and agent, or his/her substitute or substitutes, may lawfully do or cause to be done by virtue hereof.

Pursuant to the requirements of the Securities Act of 1933, as amended, this Registration Statement on Form F-6 has been signed by the following persons in the following capacities on February 26, 2021.

Signature	Title

/s/ Björn Rosengren	Chief Executive Officer
Björn Rosengren	(Principal Executive Officer)

/s/ Timo Ihamuotila	Chief Financial Officer
Timo Ihamuotila	(Principal Financial Officer)

/s/ Tarja Sipila	Controller
Tarja Sipila	(Principal Accounting Officer)

/s/ Peter Voser	Chairman of the Board of Directors
Peter Voser

/s/ Jacob Wallenberg	Vice Chairman of the Board of Directors
Jacob Wallenberg

/s/ Matti Alahuhta	Director
Matti Alahuhta

/s/ Gunnar Brock	Director
Gunnar Brock

Signature	Title

/s/ David Constable	Director
David Constable

/s/ Frederico Fleury Curado	Director
Frederico Fleury Curado

/s/ Lars Förberg	Director
Lars Förberg

/s/ Jennifer Xin-Zhe Li	Director
Jennifer Xin-Zhe Li

/s/ Geraldine Matchett	Director
Geraldine Matchett

/s/ David Meline	Director
David Meline

/s/ Satish Pai	Director
Satish Pai

SIGNATURE OF AUTHORIZED U.S. REPRESENTATIVE OF REGISTRANT

Pursuant to the requirements of the Securities Act of 1933, as amended, the undersigned, the duly authorized representative in the United States of ABB Ltd has signed this Registration Statement on Form F-6 on February 26, 2021.

Abb holdings inc.

By:	/s/ Bridget N. Smith
	Name:	Bridget N. Smith
	Title:	Secretary

Index to Exhibits

Exhibit	Document	Sequentially Numbered Page
(a)(i)	Form of Amendment No. 1 to the Amended and Restated Deposit Agreement
(d)	Opinion of counsel to the Depositary